# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Zoi, INC

611 N. Commonwealth Ave
Los Angeles, CA 90004

http://whatiszoi.com

47619 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## THE OFFERING

Maximum [476,190] shares of common stock ($99,999.90)

Minimum [47,619] shares of common stock ($9,999.99)

| | |
|---|---|
| **Company** | Zoi, Inc |
| **Corporate Address** | 611 N. Commonwealth Ave, Los Angeles, CA |
| **Description of Business** | Health application |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $.21 |
| **Minimum Investment Amount (per investor)** | 199.92 |

**Perks**

$500— If you invest $500, you will receive 1 Zoi t-shirt

$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt

$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts

$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts

$50,000 — If you invest $50,000, you will receive two lifetime memberships. Meeting with the founders in Los Angeles (Includes domestic flight, 2 night stay at a hotel) Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts.

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

Zoi, Inc. intends to lead the way in the future of wearable technology being utilized for saving lives. Zoi, on a basic level, is an app that integrates with an Apple Watch and other wearable devices to detect heart rate. Zoi is expected to grow alongside the wearable tech industry. This growing industry is expected to reach over $4 billion in 2017. One in six consumers currently own and use wearable technology. As the industry grows, Zoi looks to not only be a staple in the medical wearable tech industry, but also a shining example to other companies to begin noticing the large group of Americans being ignored in terms of affordable technology for medical problems. Zoi was developed after founder Bryan Lorden lost a friend in September 2015 to sleep apnea. Sleep apnea at its best results in nights that are not restful. At its worst, it can actually result in the death of the sufferer. At this time, sleep apnea sufferers, and individuals suffering from other heart and health conditions, only have expensive treatment options available. These options don’t generally have the means to alert loved ones or 911 if there is an actual emergency experienced by the user. Zoi intends to bridge the gap between safety and cost with an application that monitors heart rate at a cost of only $4.99 per month.

### The team

### Officers and directors

| | |
|---|---|
| Bryan Lorden | CEO |
| Christian Broce | CTO |

Bryan Lorden
Regional Sales Manager for Rembrandt foods also running another startup called slashmyfees.com

Christian Broce
Environmental design, operations manager, marketing, sales and technology for multiple companies. Have developed various applications on IOS.

### Related party transactions

The company has not conducted any related party transactions.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have 1 patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to sleep applications. There is no guarantee that our existing or any future patent applications will be granted patent status.

- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think Zoi is a good idea, and that we will be able to successfully market, and sell Zoi, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any subscriptions. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Zoi has priced the services at a level that allows the company to make a profit and still attract business.
- **We have a limited operating history and have not yet generated any revenues.** Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. We were formed in 2017 and we have not yet begun to generate revenue. Our company requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start** We believe we may need to raise additional funds in order to achieve profitability.
- **Limited Transferability and Liquidity** Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and has priced the services at a level that allows the company to make a profit and still attract business.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Bryan Lordern, 55.0% ownership, Common Stock
- Christian Broce, 35.0% ownership, Common Stock
- Rico Simonini, 1.0% ownership, Common Stock

### Classes of securities

- Common Stock: 476,190

  #### Voting Rights

  The holders of shares of the Company's 4% voting common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

### What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

### Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

### Financial Condition

### Results of Operation

Our company was incorporated January 7, 2017. Our financials reflect activities from August 2016, when company began operations. Up until now, we have not generated any revenue and have incurred only minimal expenses.

Our operating expenses in 2016 consist primarily of professional fees and some advertising fees. Professional fees include legal fees including the process of obtaining intellectual property rights. Our operating expenses were $8,949.00 for the period ended December 31, 2016. As a result of the foregoing, the company incurred a net loss of $8,949.00.

Being in the process of generating the user base we anticipate to utilize the liquidity of the anticipated full raise amount to continue developing the "extra" features, considering our basic application is already built, and for marketing to acquire more users.

## Financial Milestones

Company has been built off personal investment capital so there is no debt, all payments made from capital stock. We currently forecasts 2017, 2018 and 2019 revenue of $500k, $2.3 million and $5.9 million, respectively and very conservatively, and believes the company will generate positive net income as soon as this year 2017. Our goal is to hit critical mass in the sleep apnea and heart disease market, considering 43 million american are diagnosed with sleep apnea and 1 out of 4 people die of heart associated issues.

## Liquidity and Capital Resources

Zoi is currently generating operating losses since revenue is yet to take effect, but upon completion of seeding we will utilizing this capital to gain users and with that revenue also fund additional marketing and development needs. If the company is successful in this offering, we will continue efforts to raise capital through crowdfunding, equity issuances among other methods available to the company. To date the Company founders have funded all necessary working capital.

Subsequent to December 31, 2016, the Company's founders provided approximately $50,000 in financing. The terms of such proceeds are currently being documented. A portion of these funds are expected to be a note payable, due on a date that will not be less than one year from the funds being received with minimal or zero interest rate terms. However, terms are not yet finalized.

Company had $0.00 cash on hand for the period ended December 31, 2016.

The company does not plan to use any of the funds from this offering to pay off debt.

## Indebtedness

Subsequent to December 31, 2016, the Company's founders provided approximately $50,000 in financing. The terms of such proceeds are currently being documented. A portion of these funds are expected to be a note payable, due on a date that will not be less than one year from the funds being received with minimal or zero interest rate terms. However, terms are not yet finalized.

## Recent offerings of securities

None

## Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

**USE OF PROCEEDS**

| | **Offering Amount Sold** | **Offering Amount Sold** |
|---|---|---|
| **Total Proceeds:** | $9,999.99 | $99,999.9 |
| Less: Offering Expenses | | |
| StartEngine Fees (6% total fee) | $599.99 | $5999.99 |
| Professional Fees* | $0 | $0 |
| **Net Proceeds** | $9,400.00 | $93999.91 |
| **Use of Net Proceeds:** | | |
| Expanded Feature Development | $4,700.00 | $46999.95 |
| Marketing | $2,819.99 | $28,199.97 |
| Working Capital | $1880.01 | $18,799.99 |
| **Total Use of Net Proceeds** | $9,400.00 | $93,999.91 |

*Professional fees are legal fees including all fees related to obtaining intellectual property rights.

We are seeking to raise a minimum of $9,999.99 (target amount) and up to $99,999.90 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $99,999.9 we believe the amount will last us 6 months and plan to use the net proceeds of approximately $9399.91 over the course of that time as follows:

***Irregular Use of Proceeds***

Zoi might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments, Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

# REGULATORY INFORMATION

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance failure

The company has not previously failed to comply with Regulation CF.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zoi, INC**

*[See attached]*

I, Bryan Lovden (Print Name), the CEO (Title of Officer) of ZOI, Inc. (Company Name), hereby certify that the financial statements of ZOI, Inc. and notes thereto for the periods ending 1/1/16 (beginning date of review) and 12/31/16 (End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/22/17 (Date of Execution).

[signature] (Signature)

CEO (Title)

3/22/17 (Date)

# ZOI, INC.

## FINANCIAL STATEMENTS
## (UNAUDITED)

## AS OF AND FOR THE YEARS ENDED
## December 31, 2016

ZOI, INC
Index to Financial Statements
(unaudited)

**ZOI, INC**
**BALANCE SHEETS**
**DECEMBER 31, 2016**
(unaudited)

## Zoi, Inc
## Balance Sheet
**As of December 31, 2016**

| | | Dec 31, 16 |
|---|---|---|
| **ASSETS** | | 0.00 |
| **LIABILITIES & EQUITY** | | |
| Equity | | |
| Owner Equity | | |
| Bryan Lorden | 3,949.00 | |
| Christian Broce | 5,000.00 | |
| Total Owner Equity | | 8,949.00 |
| Net Income | | -8,949.00 |
| Total Equity | | 0.00 |
| **TOTAL LIABILITIES & EQUITY** | | **0.00** |

ZOI, INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2016
(unaudited)

## Zoi, Inc
## Profit & Loss
### January through December 2016

| | | Jan - Dec 16 |
|---|---|---|
| Ordinary Income/Expense | | |
| Expense | | |
| 60000 · Advertising and Promotion | | 399.00 |
| 66700 · Professional Fees | | |
| Sub-Contract Expense | 5,000.00 | |
| 66700 · Professional Fees - Other | 3,550.00 | |
| Total 66700 · Professional Fees | | 8,550.00 |
| Total Expense | | 8,949.00 |
| Net Ordinary Income | | -8,949.00 |
| Net Income | | -8,949.00 |

# ZOI, INC
# STATEMENTS OF STOCKHOLDERS' EQUITY
# FOR THE PERIOD ENDED DECEMBER 31, 2016
(unaudited)

**Statement of Stock Holders Equity**

| | Common Stock | | Additional | | Total |
|---|---|---|---|---|---|
| | Shares | Amount | Paid-in Capital | Accumulated Deficit | Stockholders' Equity (Deficit) |
| 01/01/2016 | - | - | - | - | - |
| Contributed capital | | - | 8,949 | - | 8,949 |
| Net income (loss) | - | - | - | (8,949) | (8,949) |
| 12/31/2016 | - | $ - | $ 8,949 | $ (8,949) | $ - |

**ZOI, INC**
**STATEMENTS OF CASH FLOWS**
**FOR THE PERIOD ENDED DECEMBER 31, 2016**
(unaudited)

Zoi, Inc
**Statement of Cash Flows**
**January through December 2016**

| | Jan - Dec 16 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -8,949.00 |
| Net cash provided by Operating Activities | -8,949.00 |
| FINANCING ACTIVITIES | |
| Owner Equity:Bryan Lorden | 3,949.00 |
| Owner Equity:Christian Broce | 5,000.00 |
| Net cash provided by Financing Activities | 8,949.00 |
| Net cash increase for period | 0.00 |
| Cash at end of period | 0.00 |

## NOTE 1 – NATURE OF OPERATIONS

ZOI, INC. was formed on January 7, 2017 ("Inception") in the State of Delaware. The financial statements of ZOI, INC. (which may be referred to as the "Zoi", "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

While the Company was formed on January 7, 2017, financial activity pre-existed formal formation. Accordingly, the Company has presented historical results of operations prior to formation.

Zoi is an app for wearables that will alert users of abnormalities in their sleep. It will track sleep patterns and send alerts if your heart rate is too low or too high. It will also send messages to loved ones and first responders when the person is having complications in their sleep.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
Application downloads are free, and the first trial period is free. Thereafter, the subscription service will start at $4.99 per month and the Company will recognize revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The Company will recognize revenue ratably over the service period for subscriptions.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3– COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 – SUBSEQUENT EVENTS

The Company formally incorporated on January 7, 2017, see Note 1.

Subsequent to December 31, 2016, the Company;s founders provided approximately $50,000 for working capital.

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 22, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*

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THE APP THAT CAN SAVE YOU LIFE

PLAY VIDEO

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Investors

$0.00
Raised of $10k - $100k goal

ZOI IS LIFE

# Zoi, Inc.

An opportunity to save lives with wearable technology

Small OPO | Los Angeles, CA | Health Tech

Chat

Chat




ZOI
DOWNLOAD TODAY!
0:29 / 0:32

# MEET ZOI

## The Life-Saving App That Watches You When You Cannot

Invest in Zoi, Inc.

" Zoi, on a basic level, is an app that integrates with an Apple Watch and other wearable devices to detect heart rate. But we intend for it to lead the way for wearable technology saving lives.

Zoi was developed after I lost a friend who was only 32 years old in September 2015 to sleep apnea. Bryan Lorden our CEO also suffers from Obstructive sleep apnea. Sleep apnea at its best, results in nights that are not restful. At its worst, it

sufferers, and individuals suffering from other heart and

Chat


THE APP THAT
CAN POTENTIALLY
SAVE YOUR LIFE

health conditions, only have expensive treatment options available. These options don't generally have the means to alert loved ones or 911 if there is an actual emergency experienced by the user. Zoi intends to bridge the gap between safety and cost with an application that monitors heart rate at a cost of only $9.99 per month."

Zoi is expected to grow alongside the wearable tech industry. This growing industry is expected to reach over $4B in 2017. One in six consumers currently own and use wearable technology. As the industry grows, Zoi looks to not only be a staple in the medical wearable tech industry, but also a shining example to other companies to begin noticing the large group of Americans being ignored in terms of affordable technology for medical problems.

Chat

Bryan Lorden
Founder and CEO
Zoi, Inc.

**Investment**
$0.21 per share. Zoi, Inc. is currently seeking $100,000 from investors. If you invest in the company you believe it will be worth more than $2M in the future.

**Perks**
$500— If you invest $500, you will receive 1 Zoi t-shirt
$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt
$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts
$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts
$50,000 — If you invest $50,000, you will receive two lifetime memberships. Meeting with the founders in Los Angeles (Includes domestic flight, 2 night stay at a hotel) Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts.

Chat

*Preventing Death from Sleep Apnea, One Watch At A Time*

Chat

## Our App's Features

### Heart Tracking

Zoi is an app that will track your miles ran and heart rate while you're exercising or sleeping. An alert will popup on your wearable and phone if your heart rate is abnormal.



### Awake or Sleep Modes

During sleep mode, If your heart rate drops below or goes above your resting heart rate an alarm will go off to wake you up.


ZZZ

### Get Fast Support

If the alarm isn't turned off, alerts will be sent to your loved ones. It will then dial first responders in case of emergency.



Chat

Your allergy information and geolocation coordinates will also pop up on the screen for first responders to review.



## Devices

Zoi will be available for Apple Watches and Garmin. Coming soon for Fitbit.



Chat

# **Dying in Your Sleep:** More Common Than You Think

**1 in 4 people die of heart disease** (American Heart Association) and **1 in 8 will die in their sleep** (answers.com). Sleep apnea is also one of the top causes that leads to dying in your sleep, affecting 42 million Americans.

One would assume that as the technology industry grows, there would be more and more focus on the development of affordable, easy to use devices to make sleeping safer. The truth is, however, that many individuals suffering from these kind of health conditions still only have bulky, uncomfortable, expensive machines to keep them safe. Due to financial limitations, many of these individuals go without any safety net at all.

Dying in your sleep is all too common. **The answer now is Zoi**, a wearable device that integrates currently with Apple Watches and soon FitBits and other wearable devices capable of detecting heart rate. If you have sleep apnea, Zoi can make recommendations based on your sleep patterns.


ZOI
your guardian angel while you sleep

**How Can Zoi Keep You Safe?**

Chat

- **Heart Tracking** while exercising or asleep.
- **Send Alerts** to **Loved Ones** and **911** if your heart rate is severely abnormal while asleep.
- Current **Software Compatibility** with **Apple Watch**, and soon will integrate with other devices, including **Fitbit** and other smart devices that detect heart rate.
- Future plans for a **Support Line**, as an alternative to 911 or alerting a family member or friend.
- Affordable cost of only **$4.99 Per Month** on launch.

---



Chat

---

## Why Invest in Wearable Technology with Zoi, Inc.?



**An Opportunity to Save Lives With Wearable Technology**

Chat

- Market predicted to reach over $4B in 2017 in 2017.
- This technology is most popular among users aged 25 to 44, a **Huge Demographic**.
- **One in six consumers currently own and use wearable technology.**
- Zoi's software currently integrates with **Apple Watch**, and will later work with **Fitbit, Huawei Fit, And Other Smart Devices**.
- By pairing proprietary software with wearable tech the user already owns or can easily find, Zoi can **Lower User Cost**.
- The software itself is **Highly Adaptable**, allowing the user to monitor their heart rate and other vitals during all hours, in whatever way they envision.

Chat

# Zoi, Inc. Marketing Strategy & Projections

**Social Networking**

Will develop a distinctive and authentic presence on social networking sites and will also place advertisements on these sites.

**E-mail marketing**

All potential users will be informed via segmented email drip campaigns to increase conversion

**Search Engine Optimization**

Portions of the marketing budget for strategic internet marketing
including search engine optimization.

**Industry Events**

Attend conferences to increase brand awareness and establish
valuable business partnerships.

**Potential for Growth**

Due to current market trends in the wearable tech industry, it's believed that Zoi, Inc. can easily become a multi-million dollar company by its second year.

*Note - these statements are based on internal financial projections*

**SOURCES & USES**

| SOURCES OF FUNDS | |
|---|---|
| Owner Investment | $20,000 |
| Investor | $500,000 |
| **Total Sources** | **$520,000** |
| **USES OF FUNDS** | |
| Start-up Expenses | |
| Development to Date | $20,000 |
| Patent | $10,000 |
| Operating Agreement | $1,000 |
| App Feature Updates | $17,000 |
| Consultants | $900 |
| Deposit for RT | $3,000 |
| **Total Start-up Expenses** | **$51,900** |
| | |
| Start-up Assets | |
| Working Capital | $288,100 |
| Furniture & Equipment | $5,000 |
| Buildout | $175,000 |
| **Total Start-up Assets** | **$468,100** |
| | |
| **Total Uses** | **$520,000** |

**PROJECTIONS**

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **Year End Subscriptions** | 100,000 | 300,000 | 500,000 |
| **Average Monthly Subscriptions** | 40,000 | 200,000 | 400,000 |
| **Monthly Price** | $4.99 | $9.99 | $14.99 |
| **App Store Commissions** | 30% | 30% | 30% |
| **Response Team Reps** | 5 | 10 | 15 |
| | | | |
| **Total Revenue** | $2,395,200 | $23,976,000 | $71,952,000 |
| Total Direct Cost of Revenue | $718,560 | $7,192,800 | $21,585,600 |
| Gross Margin | $1,676,640 | $16,783,200 | $50,366,400 |
| Gross Margin/Revenue | 70% | 70% | 70% |
| | | | |
| Expenses | | | |
| Marketing/Promotion | $30,000 | $100,000 | $400,000 |
| Shared Office | $10,800 | $11,340 | $11,907 |
| Office Supplies | $1,200 | $2,400 | $3,600 |
| Server | $3,600 | $5,000 | $7,000 |
| Phone Service | $4,000 | $4,000 | $4,000 |
| Response Team Manager | $92,000 | $184,000 | $276,000 |
| Response Team Representatives | $161,000 | $322,000 | $483,000 |
| **Total Op. Expenses** | **$302,600** | **$628,740** | **$1,185,507** |
| | | | |
| **Net Profit** | **$1,374,040** | **$16,154,460** | **$49,180,893** |
| **Net Profit %** | **57.4%** | **67.4%** | **68.4%** |


$80,000,000
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
Year 1
Year 2
Year 3
$4.99
$9.99
$14.99
Total Revenue
Net Profit

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Dear future investor, we want to thank you for looking through Zoi. Your contributions will help save lives by detecting abnormalities with the user while sleeping. You will also help Zoi users live a healthier lifestyle by better understanding their sleep. We hope you'll consider investing in us.

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### November 2014

**Idea phase**

Bryan's friend died in November of 2015 at the age of 32. He had severe sleep apnea. Bryan thought of a way to alert users if they're having complications in their sleep.

### April 2015

**Pitched idea to class**

In grad school Bryan pitched the idea to his marketing class. The professor told him that he needed to make a move on it.

### August, 2015

**Zoi Development Begins and patent filed**

### February 2017

**Zoi Beta**

### March, 2017

**Beginning of Crowdfunding**

### May 2017

**Launch app iTunes store**

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## In the Press


your guardian angel while you sleep


meet zoi


your guardian angel while you sleep

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## Meet the Founders

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### Bryan Lorden

CEO

*Spent 7 years in the Navy as a Master At Arms. Bryan worked in food and beverage for 8 years as Sales manager. He spent the last 4 years leading startups which include slashmyfees.com and Zoi, Inc. and is currently a Regional Sales manager for Rembrandt Foods. He has been in the development stage with Zoi over the last 9 months.*



### Christian Broce

CTO

*Over 10 years experience in business development, contract writing and water treatment engineering. As an entrepreneur, started producing websites in 2006, and has launches several web applications and mobile apps for companies such as Cabinetstogo, Internlink, Revhub and SampleSower. In these companies he has lead roles of hands on technology development, information architecture, business management and development. As a day job, currently Christian is RME for a construction firm, performing business development in wastewater treatment industry specifically developing system that automate transportation and management of data related.*

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## And the Rest of the Team



**Dr. Rico Simonini**

Advisor

*Dr. Simonini is a top cardiologist at Cedars Sinai Medical Center in Beverly Hills. He's provided Zoi with advice on how to track a users heart rate and sleep patterns.*

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## Offering Summary

Maximum [476,190] shares of common stock ($99,999.90)

Minimum [47,619] shares of common stock ($9,999.99)

| | |
|---|---|
| **Company** | Zoi, Inc |
| **Corporate Address** | 611 N. Commonwealth Ave, Los Angeles, CA |
| **Description of Business** | Health application |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $.21 |
| **Minimum Investment Amount (per investor)** | 199.92 |

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**Perks**

$500— If you invest $500, you will receive 1 Zoi t-shirt

$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt

$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts

$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts

$50,000 — If you invest $50,000, you will receive two lifetime memberships. Meeting with the founders in Los Angeles (Includes domestic flight, 2 night stay at a hotel) Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts.

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## Irregular Use of Proceeds

Zoi might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments, Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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## Updates

Follow Zoi, Inc. to get notified of future updates!

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**VIDEO TRANSCRIPT (Exhibit D)**

Many apps measure your heart rate on wearable devices during exercise and during sleep but only one could potentially save your life, Zoi. Our patent-pending software alerts you to wake up if your heart rate goes above or below your normal resting heart rate when sleeping and if you don't wake up to reset it, it contact your loved ones, or even first responder download Zoi today and rest easy

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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